                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                          (Amendment No.18)<F1>


                        Dole Food Company, Inc.
                    -------------------------------
                           (Name of Issuer)

                             Common Stock
                    -------------------------------
                    (Title of Class of Securities)

                               256605105
                               ---------
                            (CUSIP Number)

                            Roberta Wieman
                       10900 Wilshire Boulevard
            Los Angeles, CA 90024 Telephone (310) 824-1023
            ----------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 16, 1999
                            ---------------
        (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note.   Schedules filed in paper format shall include a signed
     original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                       (Page 1 of  13 Pages)
[FN]
---------------
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
</F1>

CUSIP NO. 256605105          13D                 Page 2 of 13 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    DAVID H. MURDOCK

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF, BK, WC, AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                              [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7    SOLE VOTING POWER
         13,164,862

    8    SHARED VOTING POWER
         None

    9    SOLE DISPOSITIVE POWER
         13,164,862

    10   SHARED DISPOSITIVE POWER
         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,460,774

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            [x]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    23.5%

14  TYPE OF REPORTING PERSON*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 256605105             13D            Page 3 of 13 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    FLIXI-VAN LEASING, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                           (b) [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    BK, WC, AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [   ]
    PURSUANT TO ITEM 2(d) OR 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7    SOLE VOTING POWER
         1,240,310

    8    SHARED VOTING POWER
         None

    9    SOLE DISPOSITIVE POWER
         1,240,310

    10   SHARED DISPOSITIVE POWER
         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,240,310

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    [  ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.2%

14  TYPE OF REPORTING PERSON*

    CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                13D          Page 4 of 13 Pages


This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below. This amendment is being filed to report the settlement of the contract ("Contract") discussed in Item 5 below.


Item 3.   Source and Amount of Funds or Other Consideration.

Funds for the settlement of the Contract were provided from the working capital and the borrowings of Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor, and certain other entities controlled by Mr. Murdock. Such other entities and Mr. Murdock maintain lines of credit with several banks which were entered into in the ordinary course of business, and are secured by collateral, including shares of Dole.


Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety by substituting the following:

On August 13, 1999, Dole had outstanding 57,050,178 shares of
Common Stock, according to information provided by Dole as of such date.

Mr. Murdock has beneficial ownership of 13,460,774 (approximately 23.5%) of the outstanding shares of Dole Common Stock. Of such shares, 11,843,682 shares are held by Mr. Murdock as settlor, sole trustee and beneficiary of the David
H. Murdock Living Trust, a revocable trust ("Murdock Trust"), and of those shares, 2,875,000 shares were pledged pursuant to the Contract described below. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Mr. Murdock includes 295,912 shares issuable upon exercise of Dole employee stock options, 1,240,310 shares (approximately 2.2% of the issued and outstanding shares of Dole) held by Flexi-Van, and 80,870 shares (less than 1% of the issued and outstanding shares of Dole) held by Mr. Murdock's sons. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 80,870 shares of Dole held by his sons, although these shares are included in the totals on Page 2.

The shares beneficially owned by Mr. Murdock continue to include 2,875,000 shares formerly subject to the Contract dated August 8, 1996 with the Dole Food Automatic Common Exchange Security Trust ("Exchange Trust"), a trust not affiliated with Dole or Mr. Murdock. On August 16, 1999, pursuant to an election permitted by and in accordance with the terms of the Contract, Mr. Murdock settled the Contract by a cash payment in lieu of delivery of the shares. The Contract and its settlement are described in further detail below.

On August 8, 1996, the Murdock Trust entered into the Contract with the Exchange Trust relating to the disposition of a maximum of 2,875,000 shares (subject to adjustment) ("Shares") of the Common Stock of Dole held by the Murdock Trust.

                             13D             Page 5 of 13 Pages

On August 14, 1996, the Exchange Trust completed a public offering of the Automatic Common Exchange Securities
("Traces trademark/servicemark") and the Murdock Trust received
$91,261,722 ($31.7438 per share), representing the price for the Contract before expenses and fees.

The Contract required the Murdock Trust to deliver to the Exchange Trust on the Exchange Date a number of shares of Common Stock equal to the maximum amount of Shares of Common Stock subject to the Contract multiplied by the Exchange Rate. The Exchange Rate equaled (i) if the then Current Market Price of the Common Stock was less than $47.125 per share ("Appreciation Threshold Price") but equal to or greater than $39.25 per share ("Initial Price"), an amount equal to the Initial Price divided by the then Current Market Price, (ii) if the then Current Market Price was equal to or greater than the Appreciation Threshold Price, .8329 and (iii) if the then Current Market Price was less than the Initial Price, 1.0, subject to certain antidilutive adjustments. The Exchange Rate on the Exchange Date was 1.0.

The Contract permitted the Murdock Trust to deliver, in lieu of the Shares, the cash equivalent value of the applicable number of shares at the Exchange Date, based on the then Current Market Price, defined by the Contract as the average closing price for the twenty trading days before the Exchange Date.

The Murdock Trust retained the right to vote the Shares and receive dividends and other distributions on the Shares subject to the Contract during the term of the Contract. The Shares were pledged to secure the obligations of the Murdock Trust under the Contract.

Prior to the Exchange Date, the Murdock Trust had acquired and held 431,000 Traces trademark/servicemark issued by the Exchange
Trust (or approximately 14.9% of the outstanding Traces trademark/ servicemark issued by the Exchange Trust).

The Contract was amended August 2, 1999 to provide that if Mr. Murdock and the Murdock Trust elected to exercise the cash settlement option, the consideration delivered would include cash at the Current Market Price for all Traces trademark/servicemark not held by the Murdock Trust and the surrender to the Exchange Trust of those Traces trademark/servicemark held by the Murdock Trust. The amendment also clarified the Exchange Date as August 16, 1999 in that the stated August 15, 1999 date was a Sunday and not a business day.

On August 5, 1999, Mr. Murdock, as an individual, and as Trustee of the Murdock Trust, delivered to The Bank of New York, administrator of the Exchange Trust, notice of election to exercise the cash settlement alternative as provided in the Contract.

On August 16, 1999, the Exchange Date, the Current Market Price was $26.9031 The Murdock Trust delivered to the Exchange Trust $65,751,237.50, which funds were distributed by the Exchange Trust to the holders of 2,444,000 Traces trademark/servicemark other than the Murdock Trust, and surrendered 431,000
Traces trademark/servicemark to the administrator of the Trust. The Shares were released to the Murdock Trust from the pledge to the Exchange Trust.

                             13D            Page 6 of 13 Pages

There have been no other transactions of the Reporting Persons in Dole Common Stock effected since the most recent filing on
Schedule 13D (Amendment 17 to this Statement filed April 26,
1999).

Neither of the persons filing this Statement nor to the best of their knowledge any executive officer or director of Flexi-Van has any right in the next sixty days to acquire, directly or indirectly, any shares of Dole Common Stock, except under Dole employee stock options referenced in Schedule A to Amendment 15 to this Schedule 13D. Neither of the persons filing this Statement nor to the best of their knowledge any of the executive officers or directors of Flexi-Van owns or has since March 15, 1999 effected any transactions in the Common Stock of Dole, except as described in Schedule A, filed with Amendment 15 to this Schedule 13D, or Schedule B to Amendment 17 to this Schedule 13D.

Mr. Murdock makes investment decisions and directs the voting of proxies relating to the Common Stock of Dole held by the Murdock Trust and Flexi-Van. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of the securities so owned by the Reporting Persons. The Reporting Persons, however, disclaim any interest in or ownership of the shares held by the executive officers and directors of Flexi-Van whose interests were reported on Schedule A, filed with Amendment 15 to this Schedule 13D, which shares are not included in the totals on Page 2.


Item 6.     Contract, Arrangements, Understandings or Relations
            With Respect to Securities of the Issuer.

In addition to information previously reported, see Item 7 below, incorporated herein by this reference.


Item 7.     Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following:

Exhibit 10. Amendment dated August 2, 1999 to the Purchase
            Agreement previously filed as Exhibit 4 to this
            Schedule 13D.

Exhibit 11. Notice of Election of Cash Settlement Alternative
            dated August 4, 1999.

CUSIP NO. 256605105            13D            Page 7 of 13 Pages

                           SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated this 15th day of August 1999.





/s/ David H. Murdock
--------------------------------------
David H. Murdock, as an individual and as
Trustee of the David H. Murdock Living Trust,
dated May 28, 1986, as amended



FLEXI-VAN LEASING, INC.




By:


     /s/ David H. Murdock
     --------------------------------------
     David H. Murdock, as Chairman of the Board
     and Chief Executive Officer of
     Flexi-Van Leasing, Inc.

                                              Page 8 of 13 Pages

                         Exhibit 10

               AMENDMENT TO PURCHASE AGREEMENT


          THIS AMENDMENT TO PURCHASE AGREEMENT (this "Amendment") is made as of this 2nd day of August, 1999, between DAVID H. MURDOCK, in his individual capacity, and as Trustee of the David
H. Murdock Living Trust dated May 28, 1986, as amended (referred to in the original Purchase Agreement and in this Amendment as the "Seller"), and DOLE FOOD AUTOMATIC COMMON EXCHANGE SECURITY TRUST (the Trust and the Trustees thereof acting in their capacity as such being referred to as the "Purchaser").

          WHEREAS, Seller and Purchaser entered into a Purchase
Agreement dated as of the 8th day of August, 1996 (the
"Agreement"), providing in part for either the delivery of certain shares of Dole Food Company common stock or, at the option of Seller, cash in lieu of those securities, on August 15, 1999 (the "Exchange Date"); and

          WHEREAS, at the time of execution of the Agreement, the parties had not been advised that August 15, 1999, was a Sunday and not a Business Day, and desire to clarify certain provisions of the Agreement to deal with this circumstance; and

          WHEREAS, the parties wish to clarify the terms for the exercise of the cash settlement option provided for in Section 1.3(d) of the Agreement, if Seller should exercise that option, to make it clear that Seller may include the Securities (Automatic Common Exchange Securities issued by the Purchaser) which Seller presently holds as part of the deliveries upon exercising the cash settlement alternative;

          NOW, THEREFORE, Purchaser and Seller have agreed as follows, using capitalized terms not defined herein as defined in the Agreement:

          1. Actions Based on Exchange Date. Purchaser and Seller hereby recognize that actual exchange contemplated by the Purchase Agreement will take place on August 16, 1999. Further, Seller and Purchaser acknowledge that the Trust will be required to take actions based upon the Exchange Date, including returning Contract Shares to Seller or distributing Contract Shares to holders of Securities, on August 16, 1999, rather than on August 15, 1999. However, Purchaser acknowledges that the latest date and time for delivery of notice of an exercise of the cash settlement alternative, if Seller elects this option, will remain the close of business at 5:00 p.m. New York time on August 5, 1999.

                                              Page 9 of 13 Pages

          2. Clarification of Terms of Cash Settlement Option. Purchaser and Seller agree that the consideration delivered upon the exercise of the cash settlement option shall include cash at the Current Market Price, as defined in the original Purchase Agreement, for all Securities not held by Seller on the date of this Amendment, plus the surrender of those Securities presently held by Seller on the date of this Amendment. To effectuate this Amendment, Seller represents and warrants to Purchaser that on the date hereof Seller owns 431,000 Securities and will continue to own such Securities through and including the Exchange Date unless the cash settlement alternatives is not exercised or abandoned. Further, Seller agrees not to purchase any additional Securities.

          3.   Designation of Authorized Agents and Persons to
Receive Notices.

               a. In the original Purchase Agreement, Seller directed that all notices should be given to the following address:

               c/o Pacific Holding Company
               10900 Wilshire Boulevard, Suite 1600
               Los Angeles, CA  90024
               Attention:  Gerald W. LaFleur

Seller hereby directs that, instead, notices shall be delivered to Seller at the same address, but to the attention of Scott A.
Griswold or Roberta Wieman, and therefore notices to Seller shall be directed as follows:

               c/o Pacific Holding Company
               10900 Wilshire Boulevard, Suite 1600
               Los Angeles, CA  90024
               Attention:  Scott A. Griswold or Roberta Wieman

Seller further agrees that notices may be transmitted by facsimile/telecopy provided they are sent to the following number: 310-208-8295 and confirmed by a mailed or courier-delivered copy of such notice.

               b. Purchaser hereby directs that notices to it shall be care of the administrator for Purchaser as follows:

               The Bank of New York
               101 Barclay Street
               New York, NY  10286
               Attention:  Betty Coccoza
               Telecopy No. (212) 815-7157

                                             Page 10 of 13 Pages


               c.   Seller authorizes Scott A. Griswold and
                    Roberta Wieman to give notices and take
                    actions on his behalf related to the Contract
                    Shares and the Agreement.

          4. Methods for Actual Delivery of Shares or Cash Consideration. Seller hereby agrees, and Purchaser hereby directs, that if the cash settlement option is exercised, the cash portion of such payment shall be directed to Purchaser at the following wire transfer account:

               The Bank of New York
               ABA #021 000 018
               GLA 111565
               CUST A/C #017102
               Re: Bank of New York as Collateral Agent for Dole
                   Traces

          Purchaser hereby agrees, and Seller hereby directs, that if the cash settlement is elected, Securities to be surrendered by Seller as part of the cash settlement alternative shall be delivered to the administrator for the Trust at the following address and shall be deposited not later than one Business Day prior to August 16, 1999. Purchaser hereby agrees, and Seller hereby directs, that the certificates for the Contract Shares to be returned to Seller, if Seller elects the stock settlement alternative, shall be Certificates No. NY 196708 presently held by the Custodian, duly endorsed as Seller shall hereafter direct, and that such delivery shall be effected at the offices of the administrator and the Custodian, namely The Bank of New York, 101 Barclay Street, 12th Floor East, New York, New York, on August 16, 1999.

          5. Affirmation of Agreement. Except as amended by this Amendment, the Purchase Agreement is hereby confirmed and ratified in its entirety.


                 [SIGNATURES ON FOLLOWING PAGE]

                                             Page 11 of 13 Pages

          IN WITNESS WHEREOF, Purchaser and Seller have executed this Amendment as of the date and year first above written.

                    "Seller"


                    /s/ David H. Murdock
                    ---------------------------------------
                    DAVID H. MURDOCK, in his individual capacity,
                    and as Trustee of the David H. Murdock Living
                    Trust dated May 28, 1986, as amended


                    "Purchaser"


                    /s/ William R. Latham III
                    ---------------------------------------
                    WILLIAM R. LATHAM III, as Trustee



                    /s/ James B. O'Neill
                    ---------------------------------------
                    JAMES B. O'NEILL, as Trustee



                    /s/ Donald J. Puglisi
                    ---------------------------------------
                    DONALD J. PUGLISI, as Trustee


                    EACH AS A TRUSTEE OF DOLE FOOD
                    AUTOMATIC COMMON EXCHANGE
                    SECURITY TRUST

                              Exhibit 11

                       Pacific Holding Company
                           Murdock Plaza
                      10900 Wilshire Boulevard
                   Los Angeles, California  90024
                           (310) 208-6055

HAND DELIVERED
August 4, 1999



William R. Latham, III
James O'Neill and Donald J. Puglisi,
as Trustees of the Dole Food Automatic
Common Exchange Security Trust
 c/o Betty A. Cocozza, Vice President
 Corporate Trust Administration
 Bank of New York
 101 Barclay Street, 12 East
 New York, New York  10286

Re: Notice of Election of Cash Settlement Alternative under Purchase Agreement dated August 8, 1996, as amended August 2, 1997 (the "Agreement"), between David H. Murdock, in his individual capacity as trustee of the David H. Murdock Living Trust dated May 28, 1986, as amended ("Seller"), and Dole Food Automatic Common Exchange Security Trust ("Purchaser")

Ladies and Gentlemen:

     Pursuant to Section 1.3(d) of the Agreement, Seller hereby elects the Cash Settlement Alternative provided for in the Agreement. Capitalized terms used in this letter without definition are used as defined in the Agreement.

     Under the terms of the Agreement, on August 16, 1999, Seller shall send a wire transfer to the Bank of New York, as custodian for the Purchaser (the "Custodian"), in an amount equal to the Market Price (as determined under the Agreement) of 2,444,000 shares of common stock of Dole Food Company, Inc. (the "Dole Stock") held under the Agreement, to the account designated by the Custodian in the August 2, 1999 amendment (the "Wire"). Seller will have the undersigned or an authorized representative available on August 13, 1999 to confirm the calculation of the Market Price with the Custodian. Simultaneously, the Seller shall surrender to the Bank 431,000 Securities currently owned by Seller (the

                                           Page 13 of 13 pages

William R. Latham III, James O'Neill
   and Donald J. Puglisi
August 4, 1999
Page 2



"Surrender"). The certificate representing these securities will be delivered to the Custodian on or before August 13, 1999.

     Upon the Wire and Surrender, the Custodian shall transfer to Seller all of the Contract Shares of Dole Food Company, Inc. Common Stock held by the Bank under the terms of the Custodian Agreement dated August 8, 1996. For this purpose, Seller directs that certificates no. NY 196 708 and no.
NY 196 709, duly endorsed in blank, shall be delivered to a representative identified by Seller, which Seller presently contemplates will be a person from Chase Manhattan, N.A.

                         Very truly yours,


                         /s/ David H. Murdock
                         -----------------------------------
                         DAVID H. MURDOCK, in his individual
                         capacity, and as Trustee of the David
                         H. Murdock Living Trust dated May 28,
                         1986, as amended